EXHIBIT 99.1

Stantec selected to continue providing program management and technical engineering services for Pure Water San Diego Program

The acclaimed water reuse program aims to secure a locally controlled water supply while reducing ocean discharges

EDMONTON, Alberta and NEW YORK and SAN DIEGO, June 26, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, along with its project partners, has been selected to provide program management and engineering technical services for Phase 2 of the City of San Diego’s visionary Pure Water San Diego water reuse program. This phase of the program is a multibillion-dollar potable reuse initiative. Stantec and its project partners have been working on the program since 2015.

Phase 1 of Pure Water San Diego began after City Council approved the program in 2014. Construction of Phase 1 facilities is underway in the northern portion of the city, with Stantec providing program management services. It is scheduled to be producing water in 2026.

Selected for Phase 2 in May this year, Stantec will provide program management, planning, regulatory, technical engineering, operational readiness planning, and construction support services. This work will contribute to a new group of projects that include an advanced water treatment facility, water reclamation plant, pump stations, and pipelines.

“This is a significant opportunity for our team to continue its partnership with the City of San Diego on this groundbreaking program,” said Ryan Roberts, executive vice president and business operating unit leader, Water, Stantec. “We’ve enjoyed a productive and collegial relationship over the last nine years to address the water needs of San Diego. We’re pleased to bring our large-scale program delivery and technical expertise to the next phase of this project.”

With limited local water resources in Southern California, San Diego has historically imported 85 percent of its water from the Colorado River and California State Water Project. Through the Pure Water San Diego program, recycled water will undergo an advanced water treatment process and will then be used as a drinking water source. When complete, the City of San Diego anticipates that it will supply up to half of its drinking water through potable reuse while reducing ocean discharges.

“Our vision for Pure Water San Diego is to change the way our city recognizes the value of every water source,” said Juan Guerreiro, director of Public Utilities for the City of San Diego. “Pure Water is creating a safe, sustainable, reliable, and cost-competitive water supply while reducing treated water discharges to the Pacific Ocean. We are pleased to continue our partnership with Stantec, given the team’s local knowledge of San Diego’s water system and demonstrated commitment to the program and its importance.”

With water reuse as a central focus, Stantec is working on various water supply, recycled water projects, water reuse programs, and advanced water treatment projects in the Western US. This includes the City of Los Angeles’ Hyperion 2035 Program, the Metropolitan Water District’s Pure Water Southern California, and the Willamette Water Supply Program in Oregon.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting.

Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Ashley Warnock Stantec Corporate Media Relations Ph: (780) 969-6610 ashley.warnock@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569- 5389 ir@stantec.com	Project Media Contact Jessica Love Stantec Water PR Ph: (279) 206-1056 jessica.love@stantec.com